EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Interstate Hotels & Resorts, Inc.:

We consent to the use of our reports dated March 16, 2007, with respect to the consolidated balance sheets of Interstate Hotels & Resorts, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the reoffer prospectus included in the registration statement on Form S-8.

/s/  KPMG LLP

McLean, Virginia

July 27, 2007